OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

August 23, 2021

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Gary Guttenberg

Re:    OptiNose, Inc.
    Registration Statement on Form S-3
    Filed August 11, 2021
    File No. 333-258707
    Request for Acceleration of Effective Date

Dear Mr. Guttenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OptiNose, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on August 31, 2021, or as soon thereafter as possible.
Please feel free to direct any questions or comments concerning this request to Stephen Nicolai of Hogan Lovells US LLP at (267) 675-4642.

Very truly yours,

OptiNose, Inc.

/s/ Keith A. Goldan
By:	Keith A. Goldan
Title:	Chief Executive Officer